SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Codeof CONDUCT APRIL/2025 LetterfromManagement Considering our commitment and purpose, it is essential that our Team Members follow this Code of Conduct – each advisor, leader and team member working on behalf of Braskem, regardless of their activity or location – acting with trust in people and in compliance with the law and our Policies. The Code was adopted to establish a set of business conduct standards that must be applied to our professional routine in our interactions with customers, shareholders, suppliers and business partners, as well as in our personal routines. To preserve business security, we count on the commitment of each team member to report – in good faith – any behavior that may constitute a violation of our Code. Everyone must be aware of and respects the rules of this Code. It is essential that these principles are followed consciously and responsibly. Thank you for helping us maintain Braskem's culture of ethics and compliance. Yourssincerely, 2 HéctorNúñez Chairman ofthe Board ofDirectors Andaime na frente de fábricaDescrição gerada automaticamente com confiança média Andaime na frente de fábricaDescrição gerada automaticamente com confiança média At Braskem, we are committed to acting in all our relationships with ethics, integrity and transparency, in compliance with all applicable laws. Guided by these values, we follow our purpose of creating sustainable solutions, through chemistry and plastic, with the potential to improve people's lives. RobertoRamos BraskemBusiness Leader CONTENT 1. CONDUCT COMMITMENTS AND RESPONSIBILITIES .....................................................................1.1. Commitments ............................................................................................................................................1.2. Responsibilities ..........................................................................................................................................1.3. Asset Use and Protection .......................................................................................................................1.4. Exercise of Political Rights ..................................................................................................................... 2. HEALTH, ENVIRONMENT AND SAFETY ..............................................................................................3. HARASSMENT AND DISCRIMINATION ..................................................................................................4. RELATIONSHIP AND INTERACTIONS WITH STAKEHOLDERS ...................................................4.1 Shareholders and Investors ….................................................................................................................4.2 Communities ……........................................................................................................................................4.3 External Public ..........................................................................................................................................4.4 Third Parties ...............................................................................................................................................4.5 Public Agents and Public Entities ........................................................................................................4.6 Related Parties ..........................................................................................................................................4.7 Free Competition .....................................................................................................................................5. TRANSPARENCY PRACTICES ..................................................................................................................5.1 Conflicts of Interest ..................................................................................................................................5.2 Business Courtesies .................................................................................................................................5.3 Donations and Sponsorships .................................................................................................................5.4 Political Contributions .............................................................................................................................5.5 Books and Records ...................................................................................................................................5.6 Internal Controls .......................................................................................................................................6. VIOLATIONS .................................................................................................................................................7. GLOSSARY ….................................................................................................................................................. 444556 677777888999101011 111213 Conduct Commitments and Responsibilities Conduct Commitments and Responsibilities Health, Environment and Safety Health, Environment and Safety Harassment and Discrimination Harassment and Discrimination Relationship and Interactions with Stakeholders Relationship and Interactions with Stakeholders Transparency Practices Transparency Practices Violations Violations Glossary Glossary 1. CONDUCT COMMITMENTS AND RESPONSIBILITIES 1.1. Commitments For Braskem, integrity, ethics and transparency are at the core foundation of our business. We believe that by operating in this way we can contribute to the improvement of general compliance and governance practices in the institutions where we operate. This commitment is shared by all Team Members, administrators and advisors of our organization. We also expect Braskem’s Third Parties to embrace and adhere to our principles, which are crucial for safeguarding the Company’s image and reputation, fostering a Compliance environment throughout it’s the entire value chain: • Maintain ethics, fairness, respect and transparency in our relationships and regularly disclose information that is accurate, comprehensive, and accessible; • Zero tolerance for and fight against corruption in any form, including extortion and bribery; • Understand that misconduct and misbehavior, whether by action, omission, or complacency, can harm society, violate the law, and damage the image of both the Company and its Team Members. These principles require the operation of an entire system based on continuously updated Guidance Materials, ensuring effective implementation, educating and raising awareness amongst all Team Members, and focusing on prevention rather than reaction. We are also committed to act in accordance with the principles of sustainable development. We believe sustainability allows us to conduct our business responsibly, ethically, and transparently, generating positive results for all stakeholders, including customers, shareholders, investors, Team Members, suppliers, the communities where the Company operates, and society in general. Braskem is committed to the simultaneous promotion of: economic growth, environmental preservation (including water resources), ensuring local quality of life, respect for local culture and its historical heritage, and social justice. For more detailed information, see the Sustainable Development Policy and other Company Guidance Materials on this subject. 1.2. Responsibilities As a Team Member, you are responsible to: • Know and follow this Code of Conduct; • Read, understand and put in practice all Company Guidance Materials (available in the intranet) as well as follow current laws, with the support of your Leader, Compliance and P&O Areas if you are unclear as to how the laws affect you; • Complete mandatory training; • Have excellent conduct inside and outside Braskem’s facilities, when working for or acting on behalf the Company and when your actions can be associated with the Company names and brands, in order to avoid damage to the Company’s reputation; • Be aware that deviations from Company’s policies and provisions, whether by action, omission or complacency, may violate laws, damage the image and reputation of Braskem and hurt society; • Report in good faith to your Leader, the Compliance team or directly to the Ethics Line Channel any indications of violations. If you are a Leader, you have additional responsibilities: • Stay informed, ensuring Team Members understand the applicable laws and Company Guidance Materials; • Set an example, conducting yourself according to Braskem’s standards of ethics, integrity, and transparency; • Have an open, transparent relationship with Team Members; • Guide your Team Members to report in good faith any indications of violations to the Ethics Line Channel; • Report any misconduct or violation of the Company’s policies to the Ethics Line Channelthat you became aware of. Beyond compliance, all Team Members are expected to observe high standards of business and personal ethics in the fulfillment of their assigned duties and PA responsibilities. Any Team Member who does not adhere to such standards and restrictions is acting outside the scope of his or her employment, responsibilities, or activity. Team Members with questions on applicable laws, this Code or Company Guidance Materials should consult the Compliance, P&O or Legal Areas. 4 Conduct Commitments and Responsibilities Conduct Commitments and Responsibilities Health, Environment and Safety Health, Environment and Safety Harassment and Discrimination Harassment and Discrimination Relationship and Interactions with Stakeholders Relationship and Interactions with Stakeholders Transparency Practices Transparency Practices Violations Violations Glossary Glossary 1.3. Asset Use and Protection Braskem is concerned about the appropriate use of information, personal data and assets.To this regard, it is expected that Team Members protect Braskem’s assets, both tangible and intangible. Braskem’s assets include, among others, facilities, machinery, equipment, electronic devices,vehicles, furniture, securities, data, information, and intellectual property, as well as Braskem’sbrands and names. For more information, see the Company’s Guidance Materials: Global Privacy & Data Protection Policy and Classification Information Directive. 1.4. Exercise of Political Rights Also, you cannot destroy records relating to a judicial summons, out-of-court notification, or that are relevant to an investigation or litigation. This practice may, even inadvertently, cause damage to Braskem. If a Team Member has doubts as to whether a particular record is related to an investigation, litigation, or a summons, or on how to preserve particular types of records, he/she must preserve the records concerned and refer to the Legal area to determine the course of action to be taken. Every individual within Braskem is responsible to use information technology resources, including cellphones, emails, internet access, software, hardware, and other resources, in a manner that aligns with their assigned Company duties. Note that Braskem reserves the right to trace and monitor the utilization of these resources, either for compliance purposes dictated by external regulations or internal procedures relating to information security. Therefore, Team Members may expect Company monitoring regarding usage of the Company’s technological resources. As a Team Member you must: • Protect Braskem’s tangible and intangible assets, including the Company´s brands and names; • Not disclose or misuse confidential or restricted information, including outside of the Company or for personal gain - either during or after employment, or other service rendered to the Company, without valid and proper written authorization from the Company to disclose said information. • Know that the data, records, and information produced by Team Members or obtained in the course of their work responsibilities are exclusive property of the Company, its customers or other Third Parties, respectively. Braskem does not adopt a political party position and cannot be linked to any political party activities. Similarly, our Team Members are not allowed to conduct party activities or to request votes, either directly or indirectly, in the name of or utilizing the resources or facilities of Braskem. Team Members can participate, in their private life, in the political process and must respect the choices and the personal exercise of citizenship of other Team Members, including the free expression of thought and the individual’s choice of political participation, party affiliation, and candidacy for public or political office. Team Members who opt to apply for political or public positions, or who wish to express themselves politically and publicly outside Braskem, must not use the advantages of their position or use any resources or means of Braskem. These individual activities must be clearly disassociated from Braskem and from their working hours for Braskem. 5 Conduct Commitments and Responsibilities Conduct Commitments and Responsibilities Health, Environment and Safety Health, Environment and Safety Harassment and Discrimination Harassment and Discrimination Relationship and Interactions with Stakeholders Relationship and Interactions with Stakeholders Transparency Practices Transparency Practices Violations Violations Glossary Glossary 2. HEALTH, ENVIRONMENT AND SAFETY We must comply with all applicable laws and relevant industry standards of practice concerning health, safety, environment and security. This means Braskem is committed to the safety of its Team Members in the workplace, to preventing environmental pollution and to fostering positive social impact in the communities affected by the Company’s operations. If you become aware of any incident relating to health and safety or to the environment involving Braskem, you must notify your Leader immediately in writing. If you are a Leader, you must notify, in writing, the appropriate Leaders responsible for the work in progress and/or for environmental safety or Team Members responsible for health and safety, as necessary. Safety is a fundamental and non-negotiable value for Braskem. So, as a Team Member, you CANNOT: • Consume alcoholic beverages or use drugs in the workplace. People in a state of intoxication or under the influence of substances that affect their behavior and the correct performance of their work are prohibited from accessing any Braskem premises. The consuming of alcoholic beverages in Braskem might occur in organized special occasions, if provided by the Company, complying with the applicable laws and the local culture, and guaranteeing that such conduct will not be followed by any kind of work that can have risks increased by the influence of alcohol; • Bear weapons on Braskem’s premises if not expressly necessary for the performance of your PA activities; • Commercialize goods or services of private interest on Braskem’s premises; 3. HARASSMENT AND DISCRIMINATION Diversity, equity and inclusion generate benefits to our Company, to our Team Members and to society. For Braskem, respect is a non-negotiable value and the Company does not accept discrimination of any kind, including but not limited to discriminations based on identities of gender and sexual orientation, religion, race, culture, nationality, social class, age, physical or intellectual characteristics or disabilities. The use or abuse of your position to request favors or personal services from Team Members is not allowed, nor is the abuse of power or authority by any Team Member allowed to result in actions by its Leaders in conflict with existing laws and regulations. Further, intrusion into people’s private lives is not permitted, neither in the workplace nor outside of it. Harassment and discrimination are not tolerated at Braskem. Moral Harassment is when a harassing individual or group intentionally exposes another individual or group, the victims, to humiliating and embarrassing situations in the workplace, in a constant, repetitive and prolonged manner. Sexual Harassment is abusive conduct of a sexual nature where a harasser makes unwanted sexual advances, tries to obtain sexual favors, or verbally or physically harasses a victim in a sexual manner. The harasser and the victim often have a working relationship with in instances of sexual harassment. retaliations, threats, ghosting, both as aggressions or microaggressions. Braskem relies on creating trust-based relationships so that people feel free to be who they are. Thus, all Team Members shall be treated fairly and equitably with respect to their differences and shall not endure discrimination of any kind. As a Team Member, you are responsible for maintaining a respectful work environment in which all feel welcome and are free of harassment, discrimination, or other improper conduct. Braskem’s ambition is to provide equal opportunity free from bias or discrimination to all Team Members, in the processes of hiring, promotion, compensation and training. No kind of discrimination will be tolerated. We expect Team Members to behave with courtesy and consideration when interacting with other Team Members and with people with whom the Company has business. Braskem recognizes the human rights of all people as outlined in the United Nations’ Universal Declaration on Human Rights and the United Nations Guiding Principles on Business and Human Rights. The Company also supports all those internationally recognized human rights, including, but not limited to: • The right to dignity and privacy; • The right to life and freedom; • Freedom of opinion and expression; • Freedom to associate; • The right to work and education; • Freedom from work analogous to slavery, forced and child labor. 6 • Prevent access or impede the work of inspectors or auditors on our premises. If you become aware of a previously unannounced inspection or audit, it is your duty to promptly notify, in writing, your Leader and the Legal Area. Leaders are responsible to ensure that the monitoring of such inspecting or auditing authorities is conducted by qualified and trained Team Members. ! Harassment and discrimination may be verbal, physical, visual, psychological or sexual, and may occur via intimidation, humiliation, bullying, conduct that may disturb others and may constitute verbal harassment, racial insults, sharing offensive material, making offensive jokes, comments or requests, Conduct Commitments and Responsibilities Conduct Commitments and Responsibilities Health, Environment and Safety Health, Environment and Safety Harassment and Discrimination Harassment and Discrimination Relationship and Interactions with Stakeholders Relationship and Interactions with Stakeholders Transparency Practices Transparency Practices Violations Violations Glossary Glossary 4. RELATIONSHIP AND INTERACTIONS WITH STAKEHOLDERS • Have written agreements that oblige them to act according to our standards of ethics and integrity and to comply with all applicable laws; • Be selected ethically, based on their qualifications to supply needed goods or services. No Third Party should ever be maintained as active in exchange or in reward for any improper advantage for Braskem. All Team Members maintaining or overseeing Third Parties are responsible to ensure these individuals or entities understand Braskem’s standards, expectations, and applicable law. Team Members should never ignore information that suggests possible corruption by Third Parties. Furthermore, Team Members must comply with laws and regulations governing Money Laundering and terrorist financing in all countries where they operate. 4.1. Shareholders and Investors Braskem is committed to conducting its operations in accordance with generally accepted accounting principles (maintaining accounting books and records) and corporate and governance rules, specifically in accordance with the applicable laws, listing rules of the stock exchanges and regulations of the respective regulatory entities where Braskem’s securities are traded. Braskem is committed to providing all shareholders and other investors accurate, transparent, regular, and timely communication of information, simultaneously in all stock exchanges where the securities of the Com-pany are traded and on the Investor Relations website, that allows them to appropriately monitor Braskem’s performance and trends. 4.2. Communities Our commitment towards sustainable development also respects the communities where we operate, maximizing positive impacts and minimizing negative effects of our industrial operations. Braskem understands its role in society and wants to promote human rights and contribute to local development of the regions where it operates, strengthening relationships with the community through dialogue and transparency. As part of that commitment, Braskem may have private social investments (throughout Donations, Sponsorships or service providers) and volunteer actions with the main objective of empowering people to transform lives and contribute to positive social impact. 4.3. External Public Braskem has official channels for communicating with the external public. Therefore, Team Members must speak out on behalf of the Company only when specifically authorized to do so. Furthermore, when participating in any network or social media whose activity may be linked to Braskem’s name, Team Members must bear in mind that actions carried out on these channels may negatively affect the Company’s reputation and interests, therefore it is expected to take the following precautions: • Remember that what you say, commentor publish is not anonymous. • Do not share confidential data or any information that may violate Braskem’s rights. • If you are invited to speak on behalf of Braskem, you must make a previous alignment with your Leader and consult the Communications area. 4.4. Third Parties Braskem expects that the Third Parties with which it has any kind of relationship, including the ones that act on its behalf, conduct their business in compliance with all applicable laws, including Applicable Anti-Corruption Laws, industry codes, and Braskem’s values of ethics, integrity, and transparency. Braskem must never utilize Third Parties to do anything prohibited by applicable law, this Code of Conduct, or the Company’s Guidance Materials, including offering, promising, inducing, giving or authorizing, directly or indirectly, an Improper Payment. The acts of Third Parties can impact Braskem’s reputation, the quality of our products, and our legal liability. Therefore, Braskem Third Parties must: • Act in accordance with the guidelines of Braskem’s Third Party Code of Conduct, having integrity and using legitimate resources from a lawful origin; • Be subject to due diligence reviews as part of the retention and oversight process of Braskem; For additional information on Third-Party Relationships, see Company Guidance Materials on Third Parties and Money Laundering. 7 Conduct Commitments and Responsibilities Conduct Commitments and Responsibilities Health, Environment and Safety Health, Environment and Safety Harassment and Discrimination Harassment and Discrimination Relationship and Interactions with Stakeholders Relationship and Interactions with Stakeholders Transparency Practices Transparency Practices Violations Violations Glossary Glossary 4.5. Public Agents and Public Entities Consistent with Braskem’s principles and its Global Anti-Corruption Policy, Team Members must interact with Public Agents in an ethical and transparent manner and in accordance with applicable laws, regulations, and best practices, regardless of the purpose of said interaction. In many jurisdictions these interactions are restricted and/or highly regulated, like inspections or lobbying activities. 4.7. Free Competition Braskem is committed to operating and transacting with Third Parties fairly and complying with all applicable anti-trust and competition laws. Make sure you consult and understand the Company’s Guidance Materials on interactions with Public Agents before any engagement with a Public Agent which, among other guidance, establishes that interactions be pre-approved and registered in the appropriate tool. Facilitation Payments – sometimes referred to as “grease payments” – are small value payments made to a Public Agent to encourage, expedite, or secure the performance of an existing duty or obligation, such as the issuance of customs documents, or providing police protection or mail delivery. While not illegal in every instance, Facilitation Payments are expressly prohibited under many Applicable Anti-Corruption Laws and create significant corruption risk. For this reason, Braskem prohibits all forms of Facilitation Payments. 4.6. Related Parties Braskem is committed to ensure that transactions between the Company and any Related Party are transparent, fair, and in accordance with applicable laws and regulations, the Company’s bylaws and its Transactions with Related Parties Policy. Transactions with Related Parties include but are not limited to the transfer of funds, rendering of services, acquisition or sale of assets, assumption of obligations between the Company and a Related Party, regardless of whether a price is charged in return or not. Braskem has a specific Policy on Related Party Transactions to ensure that they are carried out impartially, equitably and transparently, in the best interest of the Company and in accordance with best ESG practices, especially from a corporate governance perspective. Team Members are strictly prohibited from: • Exchanging, discussing or entering into any kind of agreement in any format, with any competitor in regard to prices, bids or bid conditions, credit conditions, profit or profit margin, costs, business and investment plans, capacity levels, production, distribution, terms or conditions of sale or service, warranty terms, territories, customers or any other information that violates competition protection rules; • Using any unfair advantage over a competitor through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, interference with competitor supplier contracts, or any other unfair dealing; • Attempting to coerce customers or distributors to stop acquiring products or services from competitors of Braskem or to make territorial restrictions that generate adverse effects on the market; • Intentionally inducing products, prices, rebates, or services that can constitute a systematic unequal treatment that is not justified on commercial or market grounds; and • Refusing contracts with customers or suppliers for unjustifiable reasons. You should consult with the Legal area before entering into licensing or any other kinds of agreements with competitors. 8 Conduct Commitments and Responsibilities Conduct Commitments and Responsibilities Health, Environment and Safety Health, Environment and Safety Harassment and Discrimination Harassment and Discrimination Relationship and Interactions with Stakeholders Relationship and Interactions with Stakeholders Transparency Practices Transparency Practices Violations Violations Glossary Glossary You should care for Braskem’s interests, ensuring that your actions, in both your professional responsibilities and personal activities, do not create a real or perceived conflict with Braskem’s interests. A Conflict of Interest occurs when your personal interests, or the interests of your Relative, can unduly influence the decisions you make as a Team Member, overlapping with and possibly superseding Braskem’s interests. As a Team Member, you should: • Make objective decisions, with Braskem’s interests in mind; • Separate personal and professional interests, and when this task gets difficult, reach out to your Leader or Compliance area for help; • Recognize potential Conflicts of Interests and report them periodically or whenever a change occurs to the Compliance area. You may consult the Compliance Area if, among other situations: • You receive an invitation to join another organization as a member, consultant, advisor, director or executive; • Your Relative receives a personal benefit from a Third Party due to your position at Braskem; • Your Relative works for or has an investment in a Third Party that has a relationship with Braskem; • You understand that a decision you are making could look like a Conflict to another Team Member; • You feel that you may be getting involved in a potential Conflict of Interest; • You are not sure if a situation you are involved in is a potential Conflict or can be perceived as one. 5.2. Business Courtesies Business Courtesies are very common in certain cultures. The giving or receiving of reasonable and customary Business Courtesies is allowed when they do not create the appearance of impropriety or Conflict of Interest and when they comply with the Company’s Guidance Materials and applicable laws. Business Courtesies must not be frequent and should be modest according to local standards. They are intended to serve legitimate business purposes and must not be provided to obtain an unfair advantage or to obtain/retain business. 5.1. Conflicts of Interest 5. TRANSPARENCY PRACTICES Braskem is committed to conduct transparent business, and the practices described here highlight this commitment. Be sure that all your personal relationships (including the ones with Relatives) do not interfere in your professional judgments and decisions. You should report these relationships to the Compliance Area if you think there could be a potential conflict. Disclosing a potential conflict protects Braskem and you, the Team Member. For more information, see Company Guidance Materials on Conflicts of Interest Any payment or provision of anything of value to any Public Agent or any other person or entity, including any entertainment, hospitality, travel, or gifts of significant value, could be considered an Improper Payment and/or a violation of Applicable Anti-Corruption Laws. Business Courtesies might be provided to Public Agents in very specific circumstances. Some scenarios may also require that the provision of such Business Courtesies is expressly stated in a Formal Agreement. All such instances must be pre-approved and must be in accordance with the law, and Company Guidance Materials. 9 Conduct Commitments and Responsibilities Conduct Commitments and Responsibilities Health, Environment and Safety Health, Environment and Safety Harassment and Discrimination Harassment and Discrimination Relationship and Interactions with Stakeholders Relationship and Interactions with Stakeholders Transparency Practices Transparency Practices Violations Violations Glossary Glossary Any gifts received that deviate from the limits or guidelines provided by the Company must be returned. If an immediate return of the item(s) is not possible, a formal return shall be attempted and if unsuccessful, the item(s) may be given to the Compliance Area for charitable disposition or other disposition as the Company, in its sole discretion, believes appropriate. As a Team Member you must not: • Solicit, directly or indirectly, anything of value, including Extravagant or Lavish Business Courtesies; and • Provide Extravagant, Lavish or frequent Business Courtesies, neither for private individual nor for Public Agents. All Team Members must declare an offered or received courtesy above the amount indicated in the Company´s Guidance Materials. For any questions related to courtesies, consult the Compliance team for guidance. Third Parties acting on behalf of Braskem should also be made aware of such prohibited practices. For more information, see Company Guidance Materials on Business Courtesies. 5.3. Donations and Sponsorships As part of Braskem commitment to the betterment of the communities in which we live and work, Braskem provides Donations and Sponsorships to entities, initiatives and events aligned with Braskem principles. These Donations and Sponsorships must be consistent with Braskem’s values and are made where permissible by local law, according to Company Guidance Materials. Donations must be related to the performance of the Company’s activities or humanitarian causes, must give a clear and verifiable benefit to a specific stakeholder, but need not neces-sarily provide a direct benefit to the Company. The Company has a process established to provide Donations and Sponsorships in which such requests must be submitted through appropriate Braskem tools or website. Braskem prohibits any Donations or Sponsorships made for the purpose of obtaining or retaining any improper advantage for Braskem or any of its Team Members. For additional information, see the Company’s Guidance Materials on Sponsorships and Donations. 5.4. Political Contributions Political Contributions include, but are not limited to, monetary contributions, or the provisions of goods or services (e.g., offering transportation, meeting or facilities space, printing or other office services) to political parties, candidates, or their staff. Braskem does not provide Political Contributions. Thus, Team Members are prohibited from promising, offering, authorizing, or giving, directly or indirectly, Political Contributions, to political parties or candidates for public offices with Braskem’s resources or on behalf of Braskem. 10 Conduct Commitments and Responsibilities Conduct Commitments and Responsibilities Health, Environment and Safety Health, Environment and Safety Harassment and Discrimination Harassment and Discrimination Relationship and Interactions with Stakeholders Relationship and Interactions with Stakeholders Transparency Practices Transparency Practices Violations Violations Glossary Glossary 5.6. Internal Controls The Company maintains a system of internal controls necessary to provide reasonable assurance regarding the reliability of its financial reporting and statements for external purposes, in accordance with generally accepted accounting principles and any other criteria applicable to such statements. Braskem’s internal controls: • Ensure the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and assets of the Company; • Provide reasonable assurance that transactions are executed in accordance with management’s general or specific authorization; and • Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets. 5.7. Money Laundering Prevention and Counter-Terrorism Financing Braskem does not tolerate money laundering and therefore complies with all applicable laws, regulations, and standards, including those that address Money Laundering and terrorist financing in all countries where we operate. Braskem should only conduct business with reputable Third Parties that can demonstrate integrity and compliance with applicable laws who are engaged in legitimate activities and whose resources are from a legitimate genuine origin. 5.5. Books and Records Braskem is committed to maintain accurate books and records following principles and rules of good governance, legal and regulatory requirements, and applicable regulations and standards - including tax compliance and Anti-Corruption Laws and listing rules of the exchanges where the Company’s securities are traded. We must provide all shareholders, investors and markets where the securities of the Company are traded accurate, transparent, regular, and timely communication of information. As a Team Member, you should be mindful of this topic in the performance of your job tasks, as it directly contributes to our positive image and reputation. For more detailed and updated information on Braskem, check our Investor Relations website. 5.8. Trade Controls Braskem conducts business globally, and therefore must comply with applicable legislation in all countries where it operates. These legislations may regulate import and export controls, economic restrictions and assessments, customs requirements, and other trade controls. If you, as a Braskem Member, conduct or support international transactions, you must be aware of such provisions and seek support from the Compliance area when you have questions or identify suspicious facts related to an operation. For additional information about our practices related to Trade Controls, please see the Company’s Guidance Materials. 11 Conduct Commitments and Responsibilities Conduct Commitments and Responsibilities Health, Environment and Safety Health, Environment and Safety Harassment and Discrimination Harassment and Discrimination Relationship and Interactions with Stakeholders Relationship and Interactions with Stakeholders Transparency Practices Transparency Practices Violations Violations Glossary Glossary You should know: • All known violations or received allegations are independently investigated in a timely manner, maintaining confidentiality and in accordance with applicable law; • The use of an independent channel, like Braskem’s Ethics Line, guarantees whistleblower confidentiality; • Retaliation is not tolerated and can lead to disciplinary actions, as can any attempt to prevent, obstruct or deter Team Members in their efforts to report what they believe to be a violation of this Code of Conduct. • Nothing in the Company’s Guidance Materials, including this Code of Conduct, prohibits Team Members from reporting any concern or illegal activity to the appropriate regulatory authorities. • Team Members and Third Parties could be subject to civil and criminal liability, fines, and/or imprisonment. In addition, Team Members who violate the provisions of this Code of Conduct, breach the law or the Company’s Guidance Materials, or allow a Team Member of his/her team to do so, or knows of any breach and fails to report it, are subject to appropriate disciplinary action, including possible termination of employment or affiliation with Braskem. 6. VIOLATIONS Failing to comply with this Code of Conduct, applicable laws, or any of the Company’s Guidance Materials can result in potentially severe consequences, including loss of business, restrictions on doing business (such as sanctions, suspension or debarment from bidding), civil and/ or criminal liability, monetary fines, damage to the Company’s reputation, or even the dissolution of Braskem. As a Team Member, you are expected to: • Ask questions or immediately report – in good faith – any concerns or breaches of Applicable Anti-Corruption Laws and/or Company Guidance Materials, including this Policy that you may witness or know of under penalty of disciplinary action if you fail to do so. • Guide your colleagues, business partners and people affected by our activities or products to raise complaints and grievances when there are any indications of violations of the law or breach of our Code of Conduct. If you are a Leader, you should guide your Team Members to report well-founded violations to the Ethics Line. To facilitate reporting, Braskem maintains the following reporting outlets: • Ethics Line Channel is available twenty-four hours a day, seven days a week, to internal Team Members and to the external public (Third Parties and society in general) either by phone or internet, allowing individuals the option to make an anonymous report: > Brazil: 0800 377 8021 - www.linhadeeticabraskem.com > Germany: 0800 183 0763* - www.lineethikbraskem.com > Holland: 0800 022 7714 - www.ethieklinebraskem.com > Mexico: 01 800 681 6940 - www.lineadeeticabraskemidesa.com > United State: 1 800 950 9280 - www.ethicslinebraskem.com > Argentina: 0800 222 0394 – www.lineadeeticabraskem.com > Colombia: 01 800 518 4806 - www.lineadeeticabraskem.com > Peru: 0800 76757 - www.lineadeeticabraskem.com > Chile: +56-448909744 - www.lineadeeticabraskem.com > Singapore: +65-31585409 ** - www.ethicslinebraskem.com *Free phone support available during business hours and free phone support received by electronic recording outside of business hours. **Toll free calls subject to local carrier restrictions. • Any member of the Compliance Area Depending on the nature of the breach, there may be obligation to report the breach to authorities or Third Parties by law, as Braskem may not omit such reports under penalty of further sanctions. We expect our business partners to apply the principles presented here and offer our support in their implementation of our Code where needed. 12 Conduct Commitments and Responsibilities Conduct Commitments and Responsibilities Health, Environment and Safety Health, Environment and Safety Harassment and Discrimination Harassment and Discrimination Relationship and Interactions with Stakeholders Relationship and Interactions with Stakeholders Transparency Practices Transparency Practices Violations Violations Glossary Glossary 7. GLOSSARY “Applicable Anti-Corruption Laws”: All applicable domestic and international anti-corruption laws and regulations, including, but not limited to, Brazilian bribery and corruption laws, including Brazil’s Anti-Corruption Law (Law No. 12.846), the Mexican Anticorruption National System (“SNA”), the Foreign Corrupt Practices Act (“FCPA”) of the United States, and the Bribery Act of the United Kingdom, and similar laws that apply in the countries in which the Company operates. “Braskem” or “Company”: Braskem S.A. and all its Controlled Entities in Brazil and abroad. “Business Courtesy”: Anything or benefit provided free of charge or below market value to any recipient, whether Public Agent or private individual, while conducting business for Braskem. Examples include gifts, travel, meals and beverages, lodging expenses, hospitality, entertainment, offers of employment, or assistance obtaining a visa. “Donations”: Money, goods, equipment or services for cultural, social, or environmental development offered to charitable, philanthropic, or community entities to give a clear and verifiable benefit to specific stakeholders, but that do not provide a direct benefit to the Company. “Company(’s) Guidance Materials”: The Normative Documents, supporting documents, training programs, and other guidance adopted by Braskem. “Conflicts of Interest”: Occur when the interest of a Team Member, or the interest of an individual with whom the Team Member is associated, are at odds with the interest of Braskem, interferes with (or appears to interfere with) the Team Member’s ability to render objective judgment in executing his or her responsibilities for the Company, or when a Team Member, or a relative or associate of the Team Member, receives improper personal benefits because of a Team Member position at Braskem. “Controlled Companies” or “Controlled Entities” or “Subsidiaries”: Companies in which Braskem, either directly or by means of other controlled companies, holds rights that assure it, on a permanent basis, prevalence in corporate resolutions and the power to elect the majority of managers or directors. “Corporate Social Investment”: Voluntary, planned and monitored use of Braskem resources for the execution of initiatives in the public interest, involving (i) the planning, monitoring and assessing of projects; (ii) a results-oriented strategy that generate social impacts aligned with the Company’s strategy; and (iii) the community’s involvement/support in developing the initiative. “Extravagant and/or Lavish Business Courtesies”: are courtesies that go beyond reasonable business purposes, moderation and balance, Therefore, unreasonably high in price, luxurious and/or indulgent. “Facilitation Payments”: Small value payments made to a Public Agent to encourage, expedite, or secure the performed of an existing duty or obligation, such as the issuance of customs documents, or providing police protection or mail delivery. “Improper Payment(s)”: Includes a broad range of corrupt payments of money or anything of value or any advantage, which does not need to be financial, made or given in order to influence favorably some decision affecting Braskem’s business, to obtain an improper advantage, or induce or reward improper performance, for the personal gain of an individual, or where the payment or advantage itself is improper. “Investee(s)”: companies in which Braskem has minority interests (i.e., it does not exercise full or shared control, whether due to the percentage of interest or due to provisions in a shareholders’ agreement) “Key Person”: individual who has authority and responsibility for planning, directing and controlling Braskem’s activities, directly or indirectly, including any administrator (executive or not) of that entity. “Leader”: Team Members leading a team. “Significant Influence”: The power to participate in the financial and operational decisions of an entity, but which does not necessarily constitute control over such decisions. Significant Influence can be obtained by means of a corporate stake, bylaws provisions, or shareholders’ agreement. When an investor maintains, directly or indirectly, twenty percent or more of the voting rights in an investee, it is presumed that they hold material influence, unless otherwise clearly demonstrated. On the other hand, if an investor holds, directly or indirectly, less than twenty percent of voting rights in an investee, it is presumed they do not hold influence. Significant influence by an investor is usually evidenced by one or more of the following: (a) representation on the board of directors or board of executive officers of the investee; (b) participation in the development of policies, including in decisions on dividends and 13 Conduct Commitments and Responsibilities Conduct Commitments and Responsibilities Health, Environment and Safety Health, Environment and Safety Harassment and Discrimination Harassment and Discrimination Relationship and Interactions with Stakeholders Relationship and Interactions with Stakeholders Transparency Practices Transparency Practices Violations Violations Glossary Glossary other distributions; (c) material operations between the investor and investee; (d) exchange of officers or managers; (e) provision of key technical information. “Money Laundering”: A process that seeks to mask the nature and source of money associated with an illegal activity by introducing these funds into the economy, in a way that appears legitimate and/or so that its origin or owner cannot be identified. “Normative Document”: Braskem Bylaws, Shareholder’s Agreement, Code of Conduct, Corporate Policies, Business Directives, Global Standards, Procedures, and Work Instructions - are the governing corporate documents utilized by Braskem to document the principles and processes by which corporate activities are conducted. Thus, Normative Documents describe, record, and publicize the standards and processes of the Company to ensure actions conducted on behalf of Braskem are consistent and are conducted in alignment with the values of Braskem. They are formal Braskem document that provides content about corporate decisions, rules and orientations that are vital for directing the work of Braskem with legitimacy, trackability and applicability, and must be observed and applied by a certain defined universe of Team Members. “Personal Data”: Any information relating to an identified or identifiable natural person, which is one who can be identified, directly or indirectly, by reference to an identifier such as a name, identification number, location data, online identifier, or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural, or social identity of that natural person. “Political Contributions”: Include, but are not limited to, monetary contributions, or the provisions of goods or services (e.g., transportation, meeting / facilities space, printing or office services), for political parties, candidates, or their staff. “Public Agent(s)”: Any individual acting in an official capacity or exercising a public function for or on behalf of: (i) a national, regional, or local government (whether in a legislative, administrative, or judicial capacity or function); (ii) an agency, department, or instrumentality of a national, regional, or local government; (iii) a government-owned or government-controlled company or enterprise, or (iv) a public international organization, such as the United Nations, the World Bank, or the World Trade Organization. Also, any political party, party official, candidate for political office, or any individual acting in an official capacity on behalf of any of the foregoing. “Related Parties”: (i) any individual in one of the following situations: a. holds control of or Significant Influence over Braskem; b. is the Key Person of Braskem, of its controlling shareholder or of the Subsidiaries of Braskem, with the exception of entities under Braskem’s joint control, or; c. is a Close Relative of any person indicated in the above items; or (ii) any legal or other entity (even if unincorporated) in one of the following situations: a. is a controlling shareholder of Braskem; b. is a Subsidiary of Braskem (subject to the exceptions envisaged in this Policy); c. is under the shared control of Braskem, i.e., a subsidiary of Braskem’s parent company; d. holds Significant Influence over Braskem or is controlled by such entity; e. is an Associated Company of Braskem; f. is an Associated Company of Braskem’s parent company; g. is a post-employment benefit plan whose beneficiaries are the employees of Braskem or of such entity; h. is controlled by a person identified in item (i) above; i. is under the Significant Influence of a person identified in item (i) above that holds control of Braskem; j. has as its Key Person (or the Key Person of its parent company) a person identified in item (i) above that holds control over Braskem; or k. renders the services of key management personnel of Braskem or to the parent company of Braskem or is a member of a group of which such supplier entity is a part. “Relative(s)”: Any spouse, partner, mother, father, grandmother, grandfather, sister, brother, daughter, son, niece, nephew, aunt, uncle, cousin, connected by blood relation or marriage; including the relatives of the spouse and/or partner of the individual; and any other person living under the same domicile with the individual. “Sponsorships”: The transfer of Braskem financial resources, to non-profit or for- profit entities or for profit, to conduct projects or events for commercial, technical and/or promotional purposes. Sponsorships provide the Company with clear and specific benefits, such as advertising, participation in events, signage or brand exposure. “Team Member(s)”: Braskem’s employees at all levels, including officers, board members, directors, interns and apprentices (as applicable by geographical location). “Third Party” or “Third Parties”: Any individual or legal entity that is not a Team Member, in the interest or for the benefit of Braskem and/or any of its Subsidiaries or provides services, supplies or other goods, as well as sales partners that render services to Braskem and/or any of its Subsidiaries directly related to obtaining, retaining or facilitating business or to handle matter of Braskem and/or its Subsidiaries, including, but not limited to, any distributors, agents, brokers, customs agents, intermediaries, supply chain partners, consultants, resellers, contractors, and other professional service providers. 14 7. GLOSSARY Conduct Commitments and Responsibilities Conduct Commitments and Responsibilities Health, Environment and Safety Health, Environment and Safety Harassment and Discrimination Harassment and Discrimination Relationship and Interactions with Stakeholders Relationship and Interactions with Stakeholders Transparency Practices Transparency Practices Violations Violations Glossary Glossary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.